1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE July 7, 2020	TSXV:ITR ; OTCQX: IRRZF www.integraresources.com

INTEGRA RESOURCES ANNOUNCES APPLICATION TO LIST ON THE NYSE AMERICAN AND SHARE CONSOLIDATION

VANCOUVER, British Columbia, July 7, 2020 - Integra Resources Corp. ("Integra" or the "Company") is pleased to announce that it has applied to list its issued and outstanding common shares (the "Common Shares") on the NYSE American, LLC (the "NYSE American").

In advance of listing on the NYSE American, Integra will file a Form 40-F Registration Statement with the United States Securities and Exchange Commission. Subject to the approval of the NYSE American and the satisfaction of all applicable listing and regulatory requirements, the Company expects its Common Shares to commence trading on the NYSE American by the end of July.

Integra's Common Shares would trade on the NYSE American under the ticker symbol "ITGR". A trading date will be announced once all regulatory requirements are satisfied. The trading on the OTCQX will cease concurrent with the NYSE American listing.

George Salamis, President and CEO of Integra Resources, commented, "Given the Company's focus on the advanced-stage DeLamar Gold-Silver Project situated in southwestern Idaho, USA, listing on the NYSE American will further enhance Integra's presence in the United States." Mr. Salamis added, "Assets like DeLamar are rare, and there is an increased demand for development stage projects located in North America. The NYSE American listing will provide enhanced trading access to U.S.-based funds and retail investors, further enhancing Integra's stock market visibility. This co-listing is a natural step in the growth and evolution of the Company."

Share Consolidation

In connection with the planned listing on the NYSE American, the Company will consolidate all of its Common Shares on the basis of one (1) new post-consolidation Common Share for every two and a half (2.5) existing pre-consolidation Common Shares (the "Consolidation").

The Board of Directors of the Company have approved the Consolidation, which will be effective as of July 9, 2020. The Consolidation reduces the number of outstanding Common Shares from 119,557,943 to approximately 47,823,177. Proportionate adjustments will be made to the Company's outstanding stock options. No fractional Common Shares will be issued pursuant to the Consolidation and any fractional Common Shares that would have otherwise been issued will be rounded to the nearest whole Common Share.

A letter of transmittal with respect to the Consolidation will be mailed to the Company's registered shareholders. All registered shareholders will be required to send their certificate(s) representing pre- Consolidation Common Shares, along with a properly executed letter of transmittal, to the Company's registrar and transfer agent, TSX Trust Company, in accordance with the instructions provided in the letter of transmittal. Shareholders who hold their Common Shares through a broker, investment dealer, bank or trust company should contact that nominee or intermediary for their post-consolidation positions. A copy of the letter of transmittal is posted on the Company's issuer profile on SEDAR at www.sedar.com. It is anticipated that the post-Consolidation Common Shares will commence trading on the TSX Venture Exchange (the "TSXV") under its new CUSIP number 45826T301 (ISIN CA45826T3010) on July 9, 2020. The Company's ticker symbol "ITR" will remain the same.

About Integra Resources

Integra is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar Gold-Silver Project in Idaho, USA. Integra is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600 M in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver Deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing a robust economic study in its maiden Preliminary Economic Assessment. The Company is currently focused on resource growth through brownfield and greenfield exploration and the start of pre-feasibility level studies designed to advance the DeLamar Project towards a potential construction decision. For additional information, please reference the "Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA (October 22, 2019)."

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1-604-416-0576

Forward looking and other cautionary statements

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian and United States securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. . In this news release, forward-looking statements relate, among other things, to: statements with respect to the timing, receipt of regulatory approval for, and completion of the Consolidation and listing of the Company's common shares on NYSE American; anticipated advancement of the DeLamar Gold-Silver Project; future operations; future exploration prospects; the completion and timing of future development studies, including a pre-feasibility study; future growth potential of DeLamar; and future development and construction plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the impact of COVID-19 on the timing of exploration and development work; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated or intended.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.